Exhibit 99.1

1441 Creekside Dr, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CORV TSX: CORV

CORREVIO ANNOUNCES AT THE MARKET OFFERING

Vancouver, Canada, March 14, 2019 — Correvio Pharma Corp. (Nasdaq: CORV) (TSX: CORV), (“Correvio” or the “Company”), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced that it has entered into an At the Market Sales Issuance Agreement dated March 13, 2019 (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) as agent, pursuant to which the Company may, from time to time sell, through “at-the-market” offerings on the Nasdaq Capital Market or another existing trading market in the United States with Cantor as agent, such number of common shares as would have an aggregate offer price of up to US$50,000,000 subject to a limit of US$12,000,000 under the ATM Prospectus Supplement (as defined below). Cantor, at Correvio’s discretion and instruction, will use its commercially reasonable efforts to sell the common shares at market prices from time to time. No offers or sales of common shares will be made in Canada or through the facilities of the Toronto Stock Exchange.

The offerings will be made by way of a prospectus supplement (the “ATM Prospectus Supplement”) to the Company’s Canadian final base shelf prospectus and its U.S. final base shelf prospectus, filed under a registration statement on Form F-10, each dated July 5, 2018 (together, the “Base Shelf Prospectuses”). The ATM Prospectus Supplement has been filed with securities regulatory authorities in each of the provinces of Canada, other than Québec, and in the United States with the U.S. Securities and Exchange Commission.

The Company plans to use the net proceeds from the offerings, if any, for preparations for future product launches, including the expected resubmission of an NDA for Brinavess® (vernakalant IV), business development opportunities and general corporate purposes. Additional information regarding the Sales Agreement is available in the ATM Prospectus Supplement.

Copies of the ATM Prospectus Supplement (together with the related Base Shelf Prospectuses) may be obtained from Correvio by submitting a request to Investor Relations at Correvio’s address at 1441 Creekside Dr., 6th Floor, Vancouver, British Columbia, Canada, V6J 4S7 or under the Company’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these common shares in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company’s portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio’s pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world’s leading treatment for pulmonary arterial hypertension.

Correvio is traded on the Nasdaq Capital Market (CORV) and the Toronto Stock Exchange (CORV).

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation (“forward-looking statements”) that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements may involve, but are not limited to, statements regarding the “at-the-market” offering, including the proposed offerings of our common shares and the intended use of proceeds from any sale of our common shares, and the expected NDA resubmission for Brinavess® (vernakalant IV). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A detailed discussion of the risks and uncertainties facing Correvio are discussed in the Company’s annual information form and detailed from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”) available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to the Base Shelf Prospectuses and our annual information form for the year ended December 31, 2018, filed with the SEC in the United States on Form 40-F. All of the risks and certainties disclosed in these filings are hereby incorporated by reference in their entirety. While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Correvio® and the Correvio logo are the proprietary trademarks of Correvio Pharma Corp.

Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.

XydalbaTM is a trademark of Allergan Pharmaceuticals International Limited, and used under license. Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.

Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.

Trevyent® is a trademark of SteadyMed and used under license.

All other trademarks are the property of their respective owners.

Contacts:

Justin Renz

President & CFO

Correvio Pharma Corp.
604.677.6905 ext. 128

800.330.9928

jrenz@correvio.com

Argot Partners
Michelle Carroll/Claudia Styslinger
212.600.1902
michelle@argotpartners.com/claudia@argotpartners.com